April 12, 2012

Mr. Kevin Vaughn

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	Pentair, Inc.

Form 10-K for the fiscal year ended December 31, 2011

Filed February 21, 2012

File No. 000-04689

Dear Mr. Vaughn:

On behalf of Pentair, Inc., I am writing in response to the staff’s comment with respect to the above-referenced filing from your letter dated March 29, 2012.

Set forth below are the headings and numbered paragraph from the staff’s March 29 letter, which is immediately followed by Pentair’s response.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, Page 18

Overview, page 19

1.	We note that during the fourth quarter of 2011 you recognized a $200.5 million goodwill impairment charge related to your Residential Filtration reporting unit as a result of changes in your forecasts in light of economic conditions and continued softness in end-markets. If material, please revise future filings to disclose and quantify, to the extent possible, how the continued economic conditions could affect your results of operations in future periods. Refer to Item 303(A)(3) of Regulation S-K.

Response:

We will continue to consider whether changes in economic conditions and end-markets could have a material impact on our results of operations. As it relates to our 2011 impairment charge, we will revise the wording of the section titled “Key Trends and Uncertainties” in our Form 10-Q for the quarter ended March 31, 2012 as follows:

After four years of new home building and new pool start contraction these end-markets stabilized in 2010 and 2011. Although stabilized, these end-markets have not shown significant signs of improvement and continue at historically low levels. In the fourth quarter of 2011, as a result of these current economic conditions and end-market softness, we recorded a goodwill impairment charge of $200.5 million. While we expect new product introductions, expanded distribution and channel penetration to result in volume increases for 2012, continued stagnation or a further decline in new housing construction and new pool starts could negatively impact our ability to grow sales in the future and could have a material adverse effect on our results of operations. Overall, we believe approximately 35% of Pentair sales are used in global residential applications for replacement, refurbishment, remodeling, repair and new construction.

Liquidity and Capital Resources, page 29

2.	We note that from your disclosures on page 61 you have $261.1 million of undistributed earnings from international subsidiaries which you consider to be indefinitely invested. Given the significance of your undistributed international earnings, please tell us your consideration for disclosing the amount of cash and cash equivalents that are currently held by your international subsidiaries and not available for use in the United States. Refer to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

Response:

At December 31, 2011 approximately $40 million of cash and cash equivalents was held by international subsidiaries whose undistributed earnings are considered permanently reinvested. Our intent is to permanently reinvest these funds in international operations. If at a later date we decide to repatriate these funds to the U.S., we would be required to provide taxes on these amounts based on applicable U.S. tax rates, net of foreign taxes already paid. We do not view our cash and cash equivalents on hand as a primary source of our liquidity.

Our primary source of liquidity is our cash flow provided by operating activities. Cash provided by operating activities was $320.2 million in 2011 and $270.4 million in 2010. In addition, we have additional borrowing capacity under committed credit facilities. Total availability under our existing Credit Facility was $528.0 million as of December 31, 2011, which was limited to $480.3 million by the leverage ratio financial covenant in the credit agreement. In addition to the Credit Facility, we have various other credit facilities with an aggregate availability of $74.2, of which $14.1 million was outstanding at December 31, 2011.

As disclosed in the Liquidity and Capital Resources section on page 29, we generally fund cash requirements for working capital, capital expenditures, equity investments, acquisitions, debt repayments, dividend payments and share repurchases from cash generated from operations, availability under existing committed revolving credit facilities and in certain instances, public and private debt and equity offerings.

We do not believe the cash and cash equivalents held by international subsidiaries whose earnings are considered permanently reinvested has a significant impact on our overall liquidity position, and accordingly, we don’t believe disclosure is required.

Note 1 – Summary of Significant Accounting Policies, page 44

Goodwill and identifiable intangible assets, page 46

3.	We note that in connection with your annual goodwill testing you recorded a $200.5 million impairment charge related to your Residential Filtration reporting unit. Please tell us if this represented a full impairment of the goodwill at that reporting unit. In this regard, please revise future filings to disclose all of the information required by FASB ASC 820-10-50-2 (as amended) for any non-recurring fair value measurements such as this.

Response:

The goodwill impairment charge of $200.5 million did not represent the full amount of goodwill in our Residential Filtration reporting unit. The remaining goodwill balance in our Residential Filtration reporting unit after taking into consideration the impairment charge was $242.8 million as of December 31, 2011. This non-recurring fair value measure is a Level 3 fair value measure as disclosed in Note 1. We will include disclosure of this non-recurring fair value measure in our table of fair value information in the notes to our financial statements beginning with our Form 10-Q for the quarter ended March 31, 2012.

Note 12 – Benefit Plan, page 62

4.	We note that you have combined disclosures about pension plans and other postretirement benefit plans outside the United States together with those for U.S. plans. We further note that foreign benefit plans represent 57% of the total net liability. We further note that you disclose assumptions such as discount rate, rate of compensation increase and expected long-term return on plan assets for your domestic benefit obligations. However, other than the range of discount rates for foreign plans (.75%-5.00% in 2011), you do not provide disclosures of the assumptions for your foreign benefit obligations. Please explain to us how your presentation complies with the guidance in FASB ASC 715-20-50-4.

Response:

FASB ASC 715-20-50-4 states the following:

A U.S. reporting entity may combine disclosures about pension plans and other postretirement benefit plans outside of the United States with those for U.S. plans unless the benefit obligations of the plans outside the United States are significant relative to the total benefit obligation and those plans use significantly different assumptions.

The reference to 57% in your comment is derived from our disclosure that $137.9 million of our unfunded pension liability relates to foreign pension plans and our supplemental executive retirement plans. Please note that the supplemental executive retirement plans are U.S. based plans. At December 31, 2011, the benefit obligation of our non-U.S. pension plans totaled $89.5 million, or 13.5%, of our total benefit obligation of $661.6 million. We concluded that the non-U.S. pension plan benefit obligation was not significant relative to our total pension benefit obligation and, accordingly, combined pension plan disclosures complied with the provisions of FASB ASC 715-20-50-4. We have included separate disclosure of the discount rates for non-U.S. plans as these can vary significantly from those of our U.S. plans. Because the non-U.S. plans are largely unfunded, the expected long-term rate of return on plan assets of the non-U.S. plans does not have a material impact on the determination of net periodic benefit cost.

Note 14 – Stock Plans, page 70

5.	We note that you use the Black-Scholes option-pricing model to estimate the fair value of your stock options. In addition to disclosing your Black-Scholes assumptions, please also revise future filings to disclose your methodology for calculating those assumptions. Refer to FASB ASC paragraph 718-10-50-2f.

Response:

We will add the following to the notes to our financial statements beginning with our Form 10-Q for the quarter ended March 31, 2012:

These estimates require us to make assumptions based on historical results, observance of trends in our stock price, changes in option exercise behavior, future expectations and other relevant factors.

We based the expected life assumptions on historical experience as well as the terms and vesting periods of the options granted. For purposes of determining expected volatility, we considered a rolling average of historical volatility measured over a period approximately equal to the expected option term. The risk-free rate for periods that coincide with the expected life of the options is based on the U.S. Treasury Department yield curve in effect at the time of grant.

Note 15 – Business Segments, page 72

6.	We note your presentation of long-lived assets by geographic area. Specifically, we note that the long-lived assets in Europe represent 36% of your total long-lived assets as of December 31, 2011 compared to 23% of your total long-lived assets as of December 31, 2010. Please tell us how you have considered the guidance in FASB ASC 280-10-50-41 by telling us whether assets in an individual foreign country are material.

Response:

The increase in long-lived assets in Europe from 23% at December 31, 2010 to 36% at December 31, 2011 is primarily related to the CPT acquisition disclosed in Note 2. CPT has operations in multiple countries around the world. We considered the guidance in FASB ASC 280-10-50-41 and concluded that disclosure of long-lived assets for any individual country in Europe or Asia was not material.

Note 17 – Selected Quarterly Financial Data (Unaudited), page 76

7.	We note that your results in the fourth quarter of 2011 were significantly impacted by a goodwill impairment charge in the period. Please revise future filings to include a discussion of any fourth quarter adjustments that materially affected your quarterly results. Refer to Item 302(A)(3)of Regulation S-K.

Response:

As disclosed in Note 1, our fourth quarter results were impacted by a goodwill impairment charge. We considered this disclosure in evaluating our compliance with Item 302(A)(3) of Regulation S-K. However, in future filings beginning with our Form 10-K for the year ended December 31, 2012, we will add the following disclosure to our Quarterly Financial Data note:

In the fourth quarter of 2011, we completed our annual impairment review. As a result, we recorded a pre-tax non-cash impairment charge of $200.5 million during the fourth quarter of 2011.

Note 18 – Financial Statements of Subsidiary Guarantors, page 78

8.	We note that you have presented condensed consolidating information pursuant to Rule 3-10 of Regulation S-X. We further note that this information is presented as unaudited. Please explain your basis for presenting this information on an unaudited basis, citing any authoritative literature upon which you relied.

Response:

The information in the tables in Note 18 was audited. The header in the tables included in Note 18 were incorrectly labeled “unaudited”. We will file a Form 10-K/A to remove the word “unaudited” from the table headers in Note 18.

In connection with our response to these comments, the company acknowledges the following:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding our response, please do not hesitate to call me at (763) 656-5260.

Regards,

/s/ John L. Stauch

By: John L. Stauch

Executive Vice President and Chief Financial Officer

cc:	Mr. Eric Atallah

Staff Accountant

Mr. Martin James

Senior Assistant Chief Accountant